Brian T. London

Associate +1.215.963.5886

April 29, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Bishop Street Funds 485(a) Filing (File Nos. 033-80514 and 811-08572)

Dear Ms. Marquigny:

On behalf of our client, the Bishop Street Funds (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 53, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 54, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to Class A Shares of the Bishop Street Funds Hawaii Municipal Bond Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Bishop Street Capital Management (the "Adviser") for the specific purpose of responding to the Staff's comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.Comment. Please confirm that the Fund's ticker symbol is included on the cover page.

Response. The Trust confirms that the Fund's ticker symbol is included on the cover page.

2.Comment. In the footnote to the Fees and Expenses table, in the parenthetical describing excluded expenses, please replace "acquired fund fees" with "acquired fund fees and expenses".

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

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Response. The requested change has been made.

3.Comment. Please revise the second sentence of the footnote to the "Fees and Expenses" table to clarify that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating

Expenses (not including excluded expenses), after taking the recoupment into account, are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

Response. As drafted, the footnote provides in part that "the Board of Trustees (Board) of Bishop Street Funds (Trust) may permit the Adviser to receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the Contractual Expense Limitation to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the Contractual Expense Limitation: (i) at the time of the fee waiver and/or expense reimbursement; and (ii) at the time of the recoupment." This language was previously revised in response to comments provided by the Staff, and the Trust believes it adequately describes the terms of the Fund's expense limitation agreement and conveys the intention indicated in the change that the Staff requests. Therefore, the Trust respectfully declines to make the requested change.

4.Comment. In the first paragraph of the "Principal Investment Strategies" section, please revise the following sentence to state more clearly whether the Fund "will" invest in pre-refunded bonds as part of its principal investment strategies in an effort to achieve its investment objective.

Certain municipal bonds in which the Fund invests may be pre-refunded, meaning that the payment of principal and interest of the bonds is funded from a designated escrow account that holds U.S. Treasury securities or other obligations of the U.S. Government (including its agencies and instrumentalities).

Response. While the Fund may not be invested in pre-refunded bonds principally at any particular time, the Adviser considers it important to achieving the Fund's investment objective to be able to invest in such securities. As a result, the Adviser believes that the sentence, as drafted, accurately describes how investments in pre-refunded bonds are part of the Fund's principal investment strategies. However, in response to this comment, for clarity the referenced sentence has been revised as follows:

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~~Certain municipal bonds in which the Fund invests may be~~ In addition, the Fund may invest in municipal bonds that are pre-refunded, meaning that the payment of principal and interest of the bonds is funded from a designated escrow account that holds U.S. Treasury securities or other obligations of the U.S. Government (including its agencies and instrumentalities).

5.Comment. In the third sentence of the "Principal Investment Strategies" section, please define the term "non-corporate shareholders" and expressly refer to "individual investors" in the definition.

Response. The referenced sentence has been revised as follows:

There is no restriction upon the amount of the Fund's assets that may be invested in obligations that pay income subject to the federal alternative minimum tax ("AMT") applicable to non-corporate shareholders (i.e., shareholders that are not taxed as corporations, including but not limited to individual investors).

6.Comment. In the "Principal Investment Strategies" section, please identify any duration parameters applicable to the portfolio managers' selection of portfolio holdings or, if accurate, state that there are none.

Response. The following sentence has been added to the first paragraph:

While the portfolio duration of the Fund's portfolio will vary, it is generally expected to be within a 10% margin (higher or lower) of the duration of the Fund's benchmark index.

7.Comment. In the "Principal Investment Strategies" section, please describe the type of municipal bonds included in the Fund's universe of permitted investments.

For example, will the Fund invest in general obligation bonds and revenue bonds as part of its principal investment strategies?

Response. The following sentence has been added to the "Principal Investment Strategies" section:

Although the Adviser intends to invest Fund assets across a variety of municipal securities, the Fund may have significant positions in certain types of municipal obligations, such as state and local general obligation bonds (bonds whose payments are typically backed by the taxing power of the municipal issuer) and revenue bonds (bonds whose payments are backed by revenue from a particular source).

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8.Comment. In the "Principal Risks" section, please add risk disclosure regarding the impact of pandemics such as COVID-19 on the markets in which the Fund invests.

Response. The following disclosure has been added to "Fixed Income Risk":

In addition, the impact of any epidemic, pandemic or natural disaster, or widespread fear that such events may occur, could negatively affect the global economy, as well as the economies of individual countries, the financial performance of individual companies and sectors, and the markets in general in significant and unforeseen ways. Any such impact could adversely affect the prices and liquidity of the securities and other instruments in which the Fund invests, which in turn could negatively impact the Fund's performance and cause losses on your investment in the Fund.

9.Comment. In the "Principal Risks" section, non-diversification is listed as a principal risk of the Fund. Please add corresponding non-diversification strategy disclosure to the principal investment strategies or delete the principal risk.

Response. The following language has been added to the "Principal Investment Strategies" section:

The Fund is classified as "non-diversified," which means that it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund.

10.Comment. In the "Principal Risks" section, please add specific disclosure relating to investments in municipal obligations of issuers located in Hawaii.

Response. The disclosure under "Municipal Issuers Risk" has been revised as follows:

There may be economic or political changes that impact the ability of municipal issuers to repay principal and to make interest payments on municipal securities. Changes in the financial condition or credit rating of municipal issuers also may adversely affect the value of the Fund's securities. In addition, the Fund invests significantly in municipal obligations of issuers located in Hawaii. The values of shares of the Fund therefore will be affected by economic and political developments in Hawaii.

11.Comment. In the "Performance Information" section, please provide the Fund's first quarter performance for the quarter ending March 31, 2020.

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Response. The requested change has been made.

12.Comment. In the "Performance Information" section, please provide the definition of "ICE BofAML."

Response. The requested change has been made.

13.Comment. In the "Performance Information" section please consider removing the disclosure that "returns after taxes on distributions and sale of Fund shares may be higher than before tax returns when a net capital losses occurs upon the redemptions of Fund shares."

Response. The Trust notes that Item 4(b)(2)(iv)(D) of Form N-1A states that "[i]f average annual total return (after taxes on distributions and redemption) is higher than average annual total return, the reason for this result may be explained." The Trust further notes that the Fund's Average Annual Total Return Table shows that the Fund's returns after taxes on distributions and sale of Fund shares is higher than before tax returns for the 5-year period ended December 31, 2019. Accordingly, the Trust believes that the explanation included in the referenced disclosure is pertinent to Fund investors and permitted by Item 4(b)(2)(iv)(D) of Form N-1A. Accordingly, the Trust respectfully declines to make the requested change.

14.Comment. In the response to Item 9 of Form N-1A, please include a more detailed discussion of the "Principal Investment Strategies" disclosed pursuant to

Item 4 of Form N-1A, including more information about how the identified combination of principal strategies and instruments are used to inform the instruments in which the Fund may invest.

Response. General Instruction 3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the prospectus, information related to the Fund's principal investment strategies has been included in response to Item 4(a) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9.

15.Comment. In the "More Information About Risk" section, please consider updating the section headings to clarify that municipal issuer risk and pre-refunded bonds risk are principal risks of investing in the Fund.

Response. The requested changes have been made.

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16.Comment. In the "More Information About Risk" section, under "Concentration Risk," please identify Hawaii as the state in which the Fund concentrates its investments and discuss any risks that are unique to Hawaiian investments.

Response. The referenced disclosure has been replaced with the following:

The Fund's concentration of investments in securities of issuers located in Hawaii subjects the Fund to economic conditions and government policies within that state. As a result, the Fund will be more susceptible to factors that adversely affect issuers of Hawaii obligations than a mutual fund that does not have as great a concentration in Hawaii. The Fund also may be riskier than mutual funds that buy securities of issuers in numerous states.

17.Comment. In the "More Information About Risk" section, under "Valuation Risk," please add additional disclosure regarding the risks associated with valuing securities or instruments held by the Fund.

Response. The following language has been added to the referenced paragraph:

Certain securities and instruments held by the Fund may be difficult to value, and to the extent the Fund sells a security or instrument at a price lower than that used to value the security, its net asset value will be adversely affected.

18.Comment. In the "More Information About Risk" section, under "Tax Risk," please clarify which portion of this disclosure is applicable to the municipal securities in which the Fund may invest.

Response. In response to this comment, the heading has been changed to "Tax Risk for Municipal Securities" to clarify that all disclosure under this heading relates to municipal securities in which the Fund may invest.

19.Comment. Please revise the fourth paragraph of "The Adviser" section to clarify that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that the Fund's Total Annual Fund Operating Expenses (not including excluded expenses), "after taking the recoupment into account," are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

Response. As drafted, the footnote provides in part that "the Board may permit the Adviser to receive from the Fund the difference between the Fund's total annual Fund operating expenses (not including excluded expenses) and the Fund's

Contractual Expense Limitation to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the

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date of the recoupment if at any point total annual Fund operating expenses (not including excluded expenses) are below the Contractual Expense Limitation: (i) at the time of the fee waiver and/or expense reimbursement; and (ii) at the time of the recoupment." This language was previously revised in response to comments provided by the Staff, and the Trust believes it adequately describes the terms of the Fund's expense limitation agreement and conveys the intention indicated in the change that the Staff requests. Therefore, the Trust respectfully declines to make the requested change.

20.Comment. In the last bullet point in the "Sales Charges – Waiver of Front-End Sales Charge – Class A Shares" section, please identify any dealers, retirement plans, asset allocation programs and financial institutions that, under their dealer agreements with the Distributor or otherwise, do not receive any portion of the front- end sales charge, or provide investors with information regarding how they can inquire whether a front-end sales charge waiver applies to them.

Response. The Trust respectfully declines to make the requested change because it believes that the bullet point appropriately identifies the "class of individuals or transactions" to which the sales charge waiver applies, in accordance with Item 12(a)(2) of Form N-1A. Furthermore, the Trust believes that listing the specific financial intermediaries identified in the bullet point is impractical because such list is subject to frequent changes, certain of which may result from actions taken by financial intermediaries without the Trust's knowledge. Further, the Trust notes that the sentence following the last bullet point informs investors that they should inquire with their financial intermediaries regarding whether a front-end sales charge waiver applies to them.

21.Comment. In the "How to Sell your Fund Shares" section, please remove brackets around "drawing a line of credit" or delete this disclosure.

Response. The brackets have been removed.

22.Comment. In the "Redemptions in Kind" section, please delete the word "probably" from the sentence below.

It is highly unlikely that your shares would ever be redeemed in kind, but if they were, you would probably have to pay transaction costs to sell the securities distributed to you, as well as taxes on any capital gains from the sale as with any redemption.

Response. The requested change has been made.

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23.Comment. In the "More Information About Risk" section, under "Tax Risk,", please clarify the phrase "investors who are not sensitive to federal income tax consequences of their investments."

Response. The sentence has been revised to clarify the types of investors who are not sensitive to federal income tax consequences of their investments (e.g. Investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or IRAs).

24.Comment. In the third paragraph of the "Taxes" section, please define the term "tax-preference item."

Response. The term has been changed to "item of tax preference." Under 26 U.S. Code § 57, this is the exact phrasing used in the relevant federal Alternative Minimum Tax provision in the Internal Revenue Code.

25.Comment. In the third paragraph of the "Taxes" section, please re-state the highlighted phrases "advance refund another municipal bond," "tax basis" and "return of capital" to avoid using tax accounting terminology.

Response. The Trust respectfully submits that the phrases "advance refund" and "return of capital" are not tax-specific terms, and they are commonly used and understood in the market. Although "basis" is a tax concept, it is commonly undefined. Therefore, the Trust respectfully declines to make the requested changes.

26.Comment. In the sixth paragraph of the "Taxes" section, please clarify the term "capital loss" for the benefit of investors who do not understand tax accounting principles.

Response. The Trust respectfully submits that the term "capital loss" is a commonly used and understood in the market, and is typically undefined. Therefore, the Trust respectfully declines to make the requested changes.

27.Comment. In the "Financial Highlights" section, please consider adding gridlines to the chart.

Response. The requested change has been made.

28.Comment. In the second footnote to the Financial Highlights table, please clarify whether the term "total return" reflects the impact of both contractual and voluntary fee waivers.

Response. The following sentence has been added to the referenced footnote:

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Total return includes all waivers, including voluntary and contractual waivers.

29.Comment. Please delete the last sentence of the second paragraph of Appendix A, because the Trust may not disclaim responsibility for the information in its registration statement.

Response. The Trust respectfully declines to make the requested change because it believes that the sentence is permitted by General Instruction C.3(b) to Form N- 1A, as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the information that is required to be included in the prospectus.

30.Comment. In the fourth paragraph of Appendix A, please identify the introducing broker-dealers or independent registered investment advisers for which Raymond James provides trade execution, clearance, and/or custody services such that investors will be able to determine whether they are eligible for the front-end sales charge waivers and discounts described in Appendix A.

Response. The Trust respectfully declines to make the requested change because it believes that the referenced paragraph appropriately identifies the "class of individuals or transactions" to which the front-end sales charge waivers and discounts apply, in accordance with Item 12(a)(2) of Form N-1A. Furthermore, the Trust believes that listing the introducing broker-dealers or independent registered investment advisers identified in the referenced paragraph is impractical because such list is subject to frequent changes, certain of which may result from actions taken by financial intermediaries without the Trust's knowledge. In response to this comment, however, a sentence informing investors that they should inquire with their financial intermediaries regarding whether a front-end sales charge waiver or discount applies to them has been added to the section.

SAI Comments

31.Comment. In the "Description of Permitted Investments" section, the chart of permitted investments notes that the Fund may invest without limit in variable and floating rate instruments and zero coupon obligations. Please confirm supplementally if the Fund invests in such securities as part of its principal investment strategies and if so, please provide applicable disclosure in the prospectus.

Response. The Adviser confirms that the Fund does not currently invest in variable and floating rate instruments or zero coupon obligations as part of its principal investment strategies.

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32.Comment. In the "Description of Permitted Investments" section under the heading "Convertible Securities," please confirm that the Fund counts only those convertible securities that are "immediately" convertible into equity securities toward satisfying the Fund's 80% investment policy.

Response. The Trust respectfully notes that the chart of permitted investments included in this section indicates that the Fund is not currently permitted to invest in convertible securities. Accordingly, the Trust respectfully declines to make the requested change because the requested change is not applicable to the Fund.

33.Comment. In the "Description of Permitted Investments" section, please update the "Foreign Securities" section to reflect the global impact of COVID-19 pandemic on the markets in which the Fund invests.

Response. The existing disclosure under "Foreign Securities" relating to the impact of pandemic on the markets in which the Fund invests has been deleted and the following new disclosure has been added to the "Description of Permitted Investments" section:

GENERAL MARKET RISK - An outbreak of respiratory disease caused by a novel coronavirus designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as general concern and uncertainty that has negatively affected the economic environment. These impacts also have caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of this COVID- 19 pandemic may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession. Health crises caused by viral or bacterial outbreaks, such as the COVID-19 outbreak, may exacerbate other pre-existing political, social, economic, market and financial risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the global economy, as well as the economies of individual countries, the financial performance of individual companies and sectors, and the markets in general in significant and unforeseen ways. Any such impact could adversely affect the prices and liquidity of the securities and other instruments in which a Fund invests, which in turn could negatively impact a Fund's performance and cause losses on your investment in the Fund.

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34.Comment. In the "Description of Permitted Investments" section, the fifth paragraph under the heading "Municipal Securities" states that "A Fund may purchase other types of tax-exempt instruments as long as they are of a quality equivalent to the ratings stated above." Please clarify that the tax-exempt instruments that the Fund invests in for purposes of its 80% investment policy will be investment grade municipal bonds the interest from which is exempt from regular federal and Hawaii state income taxes.

Response. The referenced paragraph has been revised to clarify that the Fund will invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in investment grade municipal bonds the interest from which is exempt from regular federal and Hawaii state income taxes.

35.Comment. In the "Description of Permitted Investments" section, under the heading "Municipal Securities," it states that "There will be no limit to the percentage of portfolio securities that the Fund may purchase subject to a put." Please confirm supplementally whether the Fund invests in puts as part of its principal investment strategies, and if so please add appropriate disclosure to the prospectus.

Response. The Adviser confirms that the Fund does not currently invest in puts as part of its principal investment strategies.

36.Comment. In the "Description of Permitted Investments" section, under the heading "Municipal Securities," under "Special Considerations Relating to Hawaii Municipal Securities" description, please add disclosure relating to the impact of COVID-19 on Hawaii municipal securities.

Response. The requested change has been made.

37.Comment. In the "Description of Permitted Investments" section, under the heading "U.S. Government Agency Obligations," please update the Fannie Mae and Freddie Mac disclosures as necessary to reflect any applicable changes provided by the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") or, if there are none, in the response letter please confirm the disclosure did not have to be amended.

Response. The following disclosure has been added to the referenced section:

Since March 13, 2020, there have been a number of government initiatives applicable to federally backed mortgage loans in response to the economic impacts of the COVID-19 outbreak. For instance, on March 18, 2020, the Federal Housing Finance Agency ("FHFA") directed Fannie Mae and

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Freddie Mac to suspend foreclosures and evictions for at least 60 days due to the COVID-19 pandemic. This foreclosure and eviction suspension applies to homeowners with a Fannie Mae– or Freddie Mac–backed single family mortgage. In addition, the FHFA instructed Fannie Mae and Freddie Mac to provide payment forbearance to single family borrowers, which will allow mortgage payments to be suspended for up to 12 months (without incurring late fees) due to hardship caused by COVID-19 .

Following the FHFA directives, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted into law. The CARES Act provides, among other things, that a borrower with a federally backed one- to four-family residential mortgage loan (e.g., a loan purchased or securitized by Fannie Mae or Freddie Mac) experiencing financial hardship due to the COVID-19 pandemic may request forbearance regardless of delinquency status. Upon receipt of a borrower's request for forbearance, the forbearance must be granted for up to 180 days, and must be extended for a further 180 days at the request of the borrower. Multifamily loan borrowers are also entitled to forbearance provided they were current on their payments as of February 1, 2020. Upon receipt of a request for forbearance, the servicer must provide forbearance for up to 30 days and upon request of the borrower, extend the forbearance period for up to two additional 30-day periods. Further, under the CARES Act, servicers of covered one- to four-family residential loans are also prohibited from initiating foreclosure for the 60-day period beginning March 18, 2020, and no owner of a covered property may initiate eviction proceedings against a residential tenant for nonpayment of rent during the 120-day period after enactment of the statute.

It is difficult to predict how the CARES Act or other government initiatives relating to COVID-19 may affect the federally backed mortgage market, the U.S. mortgage market as a whole and the price of securities relating to the mortgage markets. However, high forbearance rates create a real possibility of billions of dollars of loan servicers' obligations to advance payment to investors in securities backed by mortgages in the absence of borrower payments on the underlying loans. In response to this possibility, the FHFA announced on April 21, 2020 that loan servicers' obligation to advance scheduled monthly payments for Fannie Mae and Freddie Mac backed single- family mortgage loans in forbearance will be limited to four months. After the four-month period, Fannie Mae and Freddie Mac will stand ready to take over advancing payments to investors in mortgage-backed securities (MBS) pool. This FHFA action clarifies that mortgage loans with COVID-19 payment forbearances shall be treated similar to a natural disaster event and will remain in the MBS pool. This change is intended to reduce the potential

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liquidity demands on Fannie Mae and Freddie Mac resulting from loans in COVID-19 forbearance and delinquent loans, but there is no assurance that such change will reduce the liquidity demands on Fannie Mae and Freddie Mac or prevent financial hardship on Fannie Mae and Freddie Mac generally as a result of the mandated COVID-19 payment forbearances and resulting obligation to advance payments to investors. Accordingly, the Fund cannot predict with certainty the extent to which these or similar initiatives in the future may adversely impact the value of the Fund's investments in securities issued by Fannie Mae or Freddie Mac and in investments in securities in the U.S. mortgage industry as a whole.

38.Comment. In the "Description of Permitted Investments" section, the chart of description of permitted investments notes that the Fund may invest without limit in variable and floating rate instruments and zero coupon obligations. Accordingly, please consider adding a more detailed description of variable and floating rate instruments under the heading "Variable and Floating Rate Instruments."

Response. The following additional disclosure has been added to the referenced paragraph:

The interest rates on these securities may be reset daily, weekly, quarterly or some other reset period. There is a risk that the current interest rate on such obligations may not accurately reflect existing market interest rates. A demand instrument with a demand notice exceeding seven days may be considered illiquid if there is no secondary market for such security.

39.Comment. Under the "Conflicts of Interest" section, please define "other accounts" and discuss in greater detail the Adviser's policy and procedures that have been established to ensure fair and equitable allocation of assets.

Response. The referenced section has been revised as follows:

Conflicts of Interest. The portfolio managers' management of ~~"~~other accounts~~"~~ included in the preceding table may give rise to potential conflicts of interest in connection with their management of a Fund's investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objective as a Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the portfolio managers could favor one account over another. Another potential conflict could include the portfolio managers' knowledge about the size, timing and possible market impact of Fund trades, whereby a portfolio manager could use this information to the advantage of other accounts and to the disadvantage of a

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Fund. However, the Adviser has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated. Pursuant to such policies and procedures, in the event transactions are not able to be filled completely or in the event of a limited quantity of a security, the Adviser will allocate the available securities among clients on a pro-rata basis among those clients participating in the order or transaction.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London Brian T. London

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